

SI

16014020

A. ... AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 29 2016
Washington DC
410

SEC FILE NUMBER
8-13470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 108TH N.E SUITE 1200
(No. and Street)

BELLEVUE	WA	98004-5135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

COLLEEN MURPHY — 425-256-8189
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

999 THIRD AVENUE, SUITE 3500	SEATTLE	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Symetra Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



SOPHIE HELLMAN
COMMISSION EXPIRES
NOTARY
PUBLIC
08-14-18
STATE OF WASHINGTON

Signature

Chief Financial Officer and Financial Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Symetra Securities, Inc.
Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

SYMETRA
RETIREMENT | BENEFITS | LIFE

Symetra Securities, Inc.

Statement of Financial Condition

Year Ended December 31, 2015

Contents


Building a better
working world

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, WA 98104-4086

Tel: +1 206 621 1800
Fax: +1 206 654 7799

Report of Independent Registered Public Accounting Firm

The Board of Directors
Symetra Securities, Inc.

We have audited the accompanying statement of financial condition of Symetra Securities, Inc. (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Symetra Securities, Inc. at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2016

Symetra Securities, Inc.

Statement of Financial Condition

As of December 31, 2015

Assets	
Cash and cash equivalents	$ 899,667
Accounts and other receivables	675,742
Prepaid expenses	44,341
Deferred income tax assets, net	2,345
Total assets	$ 1,622,095
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 5,911
Accounts payable - affiliated	236,792
Total liabilities	242,703
Commitments and contingencies (*Note 7*)	
Stockholder's equity:	
Common stock (10,000 shares authorized, issued, and outstanding; $100 par value)	1,000,000
Additional paid-in capital	106,680
Retained earnings	272,712
Total stockholder's equity	1,379,392
Total liabilities and stockholder's equity	$ 1,622,095

See accompanying notes.

Symetra Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2015

1. Organization and Nature of Business

Symetra Securities, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company filed for and was granted exclusion from membership in the Securities Investor Protection Corporation (SIPC). The Company acts as the underwriter and distributor of the variable separate account products for Symetra Life Insurance Company (Symetra Life).

The Company also acts as the broker of record for a certain group of shareholders of Pioneer Funds and other mutual funds. The Company provides record-keeping and other account holder services for these shareholders, including the facilitation of nonsolicited purchase, sale, and redemption orders. The Company promptly transmits all investor funds received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Symetra Life (the Affiliate), is a wholly owned subsidiary of the Parent. The operations of the Company could be affected by changes in the Parent or Affiliate's business strategies, or by the economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income and to pay related commission expense. In addition, the Company is dependent upon the Parent and Affiliate for services that support its operations.

On February 1, 2016, Sumitomo Life Insurance Company, a mutual company (sougo kaisha) organized under the laws of Japan ("Sumimoto Life"), acquired 100% of the Parent's outstanding shares of common stock through the merger of SLIC Financial Corporation, a Delaware corporation and wholly-owned subsidiary of Sumitomo Life, with and into the Parent, with the Parent continuing as a surviving entity. As a result of the merger, the Parent is a direct, wholly owned subsidiary of Sumitomo Life.

Symetra Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2015

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP), including the rules and regulations of the Securities and Exchange Commission (SEC). The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. The recorded amounts reflect management's best estimates, though actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand bank deposits and short-term highly liquid investments with maturities of three months or less at the time of purchase. Cash equivalents are reported at cost, which approximates fair value, and were $607,665 as of December 31, 2015, all of which were held in a single money market fund.

The Company determines the fair value of financial instruments based on the fair value hierarchy, which favors the use of observable inputs over the use of unobservable inputs when measuring fair value. The Company has categorized its financial instruments into the three-level hierarchy, which gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). Cash equivalents, which represent all of the Company's financial instruments, have been classified as Level 1 under the fair value hierarchy.

Accounts Receivable

Receivables are carried at contracted amounts, which approximate fair value and represent the estimated collectible amounts.

Prepaid Expenses

Prepaid expenses consist primarily of prepaid annual FINRA membership and registration fees and prepaid insurance. The amounts are amortized over the coverage period for insurance and FINRA fees.

2. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements Not Yet Adopted

Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers*. This ASU outlines the principles a company must apply to measure and recognize revenue and the related cash flows. The core principle is that a company will recognize revenue at an amount that reflects the consideration to which it expects to be entitled in exchange for transferring goods or services to a customer. This new standard also increases required disclosures. The standard is effective for non-public entities for fiscal years beginning after December 15, 2018, with retrospective or modified retrospective application required. The Company is in the early stages of evaluating the potential impact of the standard on it financial statements.

3. Related-Party Transactions

The Company, in the normal course of business, is charged by the Parent or Affiliate for costs incurred directly related to the Company's activities and for its allocated share of operating expenses, as well as income taxes incurred during the year on its behalf. As of December 31, 2015, accounts payable to affiliates for income taxes and personnel and other administrative expenses were $159,511 and $77,281, respectively.

4. Dividends

In 2015, the Company declared and paid dividends of $1,500,000 to its Parent. Notification was provided to FINRA and the SEC when declared. Dividend payments are limited by the SEC Uniform Net Capital Rule (Rule 15c3-1) described in Note 6.

5. Income Taxes

The Company is included in the Parent's income tax returns, which are filed in the U.S. federal and various state jurisdictions. The method of allocation of federal income tax expense between the companies in the consolidated group is subject to a written agreement approved by each respective company's board of directors. The allocation is based upon separate return calculations. The Company may receive credit for net losses, if any, as such losses offset taxable income of other members of the consolidated group. The provision for federal income taxes is based on amounts determined to be payable as a result of current year operations. Intercompany tax balances are settled quarterly. These federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service, or the statute of limitations has expired for all tax periods through December 31, 2011. The Company is not currently subject to any state income tax examinations.

Income taxes have been determined using the liability method. The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The deferred income taxes are calculated as the difference between the book and tax bases of the appropriate assets and liabilities and are measured using enacted tax rates. Deferred tax assets are recognized only to the extent that it is more likely than not that future taxable profits will be available. A valuation allowance is established where deferred tax assets cannot be recognized. Based on an analysis of the Company's tax position, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to enable the Company to utilize all of its deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of December 31, 2015.

The Company includes penalties and interest accrued related to unrecognized tax benefits in the calculation of income tax expense. As of December 31, 2015, the Company has no unrecognized tax benefits and does not expect significant changes within the next year.

There were no significant differences between the Company's effective rate and the U.S. federal income tax rate of 35%.

5. Income Taxes (continued)

The tax effects of temporary differences that gave rise to the deferred income tax assets and liabilities as of December 31, 2015, were as follows:

Deferred income tax assets - employee-related liabilities	$	2,345
Deferred income tax liabilities		—
Deferred income tax assets, net	$	2,345

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, equivalent to the greater of $5,000 or one-fifteenth of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notifications and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies. The Company appropriately notified the SEC and FINRA in advance of the dividend payments described in Note 4. As of December 31, 2015, the Company had net capital of $644,811, which was $628,631 in excess of its required net capital of $16,180. The ratio of aggregate indebtedness to net capital was 37.64%.

7. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. The Company does not expect that any such litigation, pending or threatened, as of December 31, 2015, will have a material adverse effect on its financial condition, future operating results, or liquidity.


SYMETRA
RETIREMENT | BENEFITS | LIFE

Symetra Securities, Inc.
777 108th Avenue NE, Suite 1200
Bellevue, WA 98004-5135
www.symetra.com